Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lakeland

Bancorp, Inc.

Commission File No.: 000-17820

Friday, July 11, 2003

Roger Bosma

President & CEO

Joseph F. Hurley

EVP & CFO

973-697-2000

Lakeland Bancorp to Raise Cash Dividend

Oak Ridge, NJ—July 11, 2003—The Board of Directors of Lakeland Bancorp (Nasdaq: LBAI) announced that it has increased Lakeland’s quarterly cash dividend by 5.3% to $0.10 per common share. The dividend will be paid on August 15, 2003 to shareholders of record July 31, 2003.

Lakeland Bancorp is the bank holding company for Lakeland Bank having 34 banking offices in northern New Jersey with total assets in excess of $1.3 billion.

The Company filed a Registration Statement on SEC Form S-4 in connection with the pending merger and the parties mailed a Proxy Statement/Prospectus to CSB Financial Corp.’s shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CSB FINANCIAL CORP., COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, the Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. The Company’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. CSB Financial Corp., its directors, executive officers and certain members of management and employees are soliciting proxies from CSB Financial Corp’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB Financial Corp.’s directors and executive officers have in the merger is available in the Proxy Statement/Prospectus.